
WITS GOLD

A long term option on gold

Witwatersrand Consolidated Gold Resources Ltd
Reg. No: 2002/031365/06
70 Fox Street, Johannesburg, South Africa
P O Box 61147, Marshalltown, 2107
Tel: +27 11 832 1749 Fax: +27 11 838 3208
www.witsgold.com
TSX: WGR JSE: WGR

Rule 12g3-2(b) File No. 82-34986

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


10016037

30 June 2010

Re: Witwatersrand Consolidated Gold Resources Limited
Rule 12g3-2(b) File No. 82-34986

Dear Sirs:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Witwatersrand Consolidated Gold Resources Limited (the "**Company**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) under the Act with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Ms L Firth
Financial Controller

Email: Lindaf@witsgold.com
Enclosure: 2 Pages

Dec 7/22

File No. 82-34986

WGR - Witwatersrand Consolidated Gold Resources Limited – Cautionary announcement

Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
JSE Code: WGR
ISIN: ZAE000079703
TSX Code: WGR
CUSIP NUMBER: S98297104

Cautionary announcement

Shareholders are advised that the Company has entered into negotiations, which if successfully concluded may have a material effect on the price of the Company`s securities. Accordingly, shareholders are advised to exercise caution when dealing in the Company`s securities until a full announcement is made.

Johannesburg
21 June 2010
Sponsor
PricewaterhouseCoopers Corporate Finance (Pty) Ltd
Date: 21/06/2010 14:25:01

FILE NO. 82-34986

WITS GOLD TO COMMENCE SEISMIC SURVEY

Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
JSE Code: WGR
ISIN: ZAE000079703
TSX Code: WGR
CUSIP NUMBER: S98297104

Witwatersrand Consolidated Gold Resources Ltd. ("Wits Gold" or the "Company") (TSX:WGR; JSE:WGR; OTC:WIWTY) today announced that a contract has been signed with GAP Geophysics to undertake a 2D seismic reflection survey over its Deelkraal South prospecting rights located near Carletonville.

The Kusasalethu Gold Mine (formerly Elandskraal) belonging to Harmony, is situated immediately north of Deelkraal South where the Elsburg and Ventersdorp Contact Reef (VCR) are currently being mined

Wits Gold CEO, Marc Watchorn, commented: "We are excited about the potential of Deelkraal South in view of previous exploration drilling by Gold Fields. This resulted in the sinking of a shaft on the property to access the lower sections of the VCR. Sinking operations to a planned depth of 1900 metres started in May 1988, but were stopped in December 1990 at a depth of 1326 metres due to adverse market conditions".

The seismic coverage at Deelkraal South will comprise 33 line km and will extend from the southernmost VCR workings at Kusasalethu to the southern boundary of Wits Gold's prospecting rights. Marc Watchorn added: "The aim is to determine the depth and structure of the VCR within the Deelkraal South project area to assist with the design of a diamond drilling programme".

In November 2007, an NI 43-101 compliant resource for Deelkraal South was estimated by independent Qualified Persons, George Gilchrist and Shaun Hackett of Snowden Mining Industry Consultants. The report entitled, "Witwatersrand Consolidated Gold Resources Limited: Mineral properties in the Southern Free State, Potchefstroom and Klerksdorp Goldfields, South Africa" estimated an Inferred Resource at Deelkraal South of 20.5 Mt at 14.6 g/t Au (9.6 Moz).

It is anticipated that the acquisition of seismic data will commence during the week of 21 June 2010.

For further information please contact:

Dr. Marc Watchorn
Chief Executive Officer
Tel: +27 11 832 1749

Mr. Hethen Hira
Investor Relations
Tel: +27 11 832 1749

www.witsgold.com

Johannesburg, 23 June 2010